August 5, 2010

VIA EDGAR

Mr. John Cash

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.
File No. 1-32975

Dear Mr. Cash:

Evercore Partners Inc. is pleased to respond to your letter of July 26, 2010, concerning its: Form 10-K for the fiscal year ended December 31, 2009; and Form 8-K, Press Release announcing financial results for its first quarter ended March 31, 2010. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer, to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. For your convenience, we have restated your comments below preceding our responses.

Form 10-K for the fiscal year ended December 31, 2009

Valuation, page 50

1.	We note your response to our prior comment 12. Please clarify your intentions regarding future disclosures. In addition, please provide us, and disclose in future annual and quarterly filings, the percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.

Management’s Response:

As we previously stated in our response to comment 12, substantially all of the assets under management within the Institutional Asset Management and Wealth Management operating segments are classified as either Level I or Level II under Accounting Standards Codification 820 Fair Value Measurements and Disclosures (formerly FASB 157)(“ASC 820”) as of December 31, 2009. Valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, the Company obtains both active quotes from nationally recognized exchanges and third party pricing services to determine market or fair value quotes. As disclosed on page 39 in Form 10-K, our U.S. private equity funds earn management fees on 2% on committed capital during the investment period and 1% of invested capital thereafter. Our Mexico private equity funds earns management fees of 2% on committed capital during the investment period and 2% on net funded committed capital thereafter. As such, our disclosure of private equity assets under management is based on committed and invested capital rather than fair value. While not relevant to the disclosed assets under management (and the management fees earned), we advise the Staff that the private equity assets held by the funds, should they be evaluated under ASC 820, would primarily represent Level III investments.

We undertake to include in future filings the following additional disclosure within the Results of Operations in Form 10-Q:

Assets Under Management

Assets under management (“AUM”) for our Investment Management business of $15,190 at June 30, 2010, increased from $4,276 at December 31, 2009. The amounts of AUM presented in the table below reflect the assets for which the Company charges a management fee. These assets reflect the fair value of assets held on behalf of Institutional Asset Management and Wealth Management clients, and the amount of either invested or committed capital to the Private Equity funds. As defined in ASC 820, Fair Value Measurements and Disclosures, valuations performed for Level I investments are based on quoted prices obtained from active markets generated by third parties and Level II investments are valued through the use of models based on either direct or indirect observable inputs in the use of models or other valuation methodologies performed by third parties to determine fair value. For both the Level I and Level II investments, we obtain both active quotes from nationally recognized exchanges and third party pricing services to determine market or fair value quotes. Wealth Management and Institutional Asset Management, in the aggregate, maintained 88% and 67% of Level I, and 12% and 33% of Level II investments as of June 30, 2010 and December 31, 2009, respectively. As noted above, Private Equity AUM is not presented at fair market value, but reported at either invested or committed capital in line with fee arrangements; notwithstanding, these assets represent primarily Level III investments.

	Wealth Management / Insitutional Asset Management	Private Equity	Total
	(dollars in millions)
Balance at December 31, 2009	$3,647	$629	$4,276
Inflows	462	—	462
Outflows	(317)	—	(317)
Market Appreciation	209	—	209

Balance at March 31, 2010	4,001	629	4,630
Inflows	10,972	—	10,972
Outflows	(290)	—	(290)
Market Depreciation	(122)	—	(122)

Balance at June 30, 2010	$14,561	$629	$15,190

AUM increased from December 31, 2009, primarily due to client inflows in Wealth Management and Institutional Asset Management. These inflows are primarily the result of the early stage nature of these businesses, the acquisitions of Atalanta1 and Morse Williams2 and the addition of new clients. The acquisition of Atalanta resulted in inflows of $10.2 billion of AUM during the three months ended June 30, 2010.

Income Taxes, page 51

2.	We note your response to our prior comment 13. Please revise your intended future disclosure to more fully discuss how you considered your historical results in determining that you will have sufficient future taxable income to realize your deferred tax assets, including quantifying the amount of taxable income required to be earned.

Management’s Response:

We acknowledge the Staff’s comment and undertake in future filings to include the additional discussion in Form 10-K for the year-ended December 31, 2010. Accordingly, we will update our response to include the following which is based on December 31, 2009 for illustrative purposes:

The majority of the deferred tax assets relate to the U.S. operations of the Company. The realization of the deferred tax assets is primarily dependent on the amount of the Company’s historic and projected future taxable income for its U.S. and foreign operations. In 2009 and 2008, we performed an assessment of the ultimate realization of our deferred tax assets and determined that the Company should have sufficient future taxable income in the normal course of business to fully realize the portion of the deferred tax assets associated with its U.S. operations and management has concluded that it is more likely than not the deferred tax assets will be realized.

The Company estimates that Evercore Partners Inc. must generate approximately $240 million of future taxable income to realize the U.S. deferred tax asset balance of approximately $97 million. The deferred tax balance is expected to reverse over a period ranging from 5 to 15 taxable years. The Company evaluated Evercore Partners Inc.’s historical U.S. taxable income, which has

[1]	Atalanta will be a defined term in Form 10-Q for the period ended June 30, 2010.
[2]	Morse Williams will be a defined term in Form 10-Q for the period ended June 30, 2010.

averaged approximately $16 million per year over the last three tax years, as well as the current anticipated profitability and taxable income in the future, which indicates sufficient taxable income to support the realization of these deferred tax assets. To the extent enough taxable income is not generated in the 15 year estimated reversal period, the Company will have an additional 20 years to utilize any net operating loss carry forwards created as well as the relevant net operating loss carry back period in effect at the time of a taxable loss.

As part of the assessment of the ultimate realization of our deferred tax assets, we determined certain deferred tax assets of our foreign subsidiaries would require a valuation allowance. We concluded that the recoverability of these deferred tax assets was not more-likely-than-not to be recoverable as required by ASC 740, Income Taxes. As a result of our assessment of the impacted foreign subsidiaries projected future taxable income relative to their cumulative net loss position, we concluded that based on such negative evidence a full valuation allowance was required. We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. The positive evidence that will be considered is sustained profitability resulting from significant growth going forward.

Form 8-K filed on April 20, 2010

3.	We note your response to our prior comment 19. Please ensure that you include a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. In this regard, it is unclear to us if you intend to include reconciliations for each of the 2009 and 2008 quarterly metrics.

Management’s Response:

We acknowledge the Staff’s comment. We have undertaken and included in our second quarter earnings release a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure for all periods presented. This includes any non-GAAP measures presented relative to 2009 and 2008 quarterly metrics.

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Tricia Armelin, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Michael Thompson, Deloitte & Touche LLP